Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in the Shell Company Report on Form 20-F of which this exhibit forms a part (the “Report”).

Introduction

The Company is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination and the PIPE Investment.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical balance sheet of Union as of September 30, 2020 with the historical consolidated balance sheets of Procaps as of December 31, 2020, giving pro forma effect to the Business Combinations and the PIPE Investment, as if they had occurred as of December 31, 2020.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 giving pro forma effect to the Business Combinations and the PIPE Investment as if they had occurred on January 1, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 combine the historical statement of operations of Union for the year ended September 30, 2020 and the historical consolidated statements of operations of Procaps for the year ended December 31, 2020.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 has been derived from:

●	the historical audited financial statements of Union as of and for the year ended September 30, 2020 and the related notes thereto included in the proxy statement/registration statement on Form F-4 that was filed by the Company with the SEC on August 17, 2021; and

●	the historical audited consolidated financial statements of Procaps as of and for the year ended December 31, 2020 and the related notes thereto included in the proxy statement/registration statement on Form F-4 that was filed by the Company with the SEC on August 17, 2021.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 has been derived from:

●	the historical audited financial statements of Union as of and for the year ended September 30, 2020 and the related notes thereto included in the proxy statement/ registration statement on Form F-4 that was filed by the Company with the SEC on August 17, 2021; and

●	the historical audited consolidated financial statements of Procaps as of and for the year ended December 31, 2020 and 2019 and the related notes thereto included in the proxy statement/ registration statement on Form F-4 that was filed by the Company with the SEC on August 17, 2021.

This information should be read together with the Historical Audited Consolidated Financial Statements of Procaps and its related notes, Union’s Audited Financial Statements and related notes, “Procaps Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Union Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included in the proxy statement/registration statement on Form F-4 that was filed by the Company with the SEC on August 17, 2021.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2020

(In thousands of United States Dollars)

	Procaps (Historical for the year ended 12/31/20)	Union (Historical for the year ended 09/30/20) (After Reclassification)	Transaction Accounting Adjustments	PIPE Financing Adjustments	Footnote reference	Pro Forma Combined

ASSETS
Cash and cash equivalents	4,229	956	58,428		(1)	80,013
			(33,600)		(3)
				95,000	(4)
			(45,000)		(6)
Trade and other receivables	96,493	—	—			96,493
Inventories	64,284	—	—			64,284
Amounts owed by related parties	2,562	—	—			2,562
Current tax assets	16,774	—	—			16,774
Other current assets	360	—	—			360
Prepaid expenses	—	96	—			96
Total current assets	184,702	1,052	(20,172)	95,000		260,582

Property, plant and equipment	70,335	—	—	—		70,335
Right-of-use assets	43,195	—	—	—		43,195
Goodwill	6,863	—	—	—		6,863
Intangible assets	27,583	—	—	—		27,583
Investment in associates	2,460	—	—	—		2,460
Other financial assets	761	—	—	—		761
Deferred tax assets	21,769	—	—	—		21,769
Other assets	1,870	—	—	—		1,870
Cash and marketable securities held in Trust Account	—	201,323	(201,323)	—	(1)	—
Total non-current assets	174,836	201,323	(201,323)	—		174,836
Total assets	359,538	202,375	(221,495)	95,000		435,418
Liabilities and Stockholders’ Equity (Deficit)
Borrowings	102,621	—	—			102,621
Trade and other payables	106,275	—	—			106,275
Amounts owed to related parties NC	8,459	—	—			8,459
Accrued expenses	—	145	(145)		(3)	—
Current tax liabilities	9,393	—	—			9,393
Provisions	1,829	—	—			1,829
Other current liabilities	11,051	—	—			11,051
Total current liabilities	239,628	145	(145)	—		239,628

Borrowings	339,738	—	(239,273)		(6)	100,465
Amounts owed to related parties	12,163	—	—			12,163
Deferred tax liabilities	18,890	—	—			18,890
Provisions	—	—	—			—
Other liabilities	3,797	171,731	(142,895)		(1)	3,797
			(28,836)		(2)
Warrant Liability	—	25,500	—			25,500
Total non-current liabilities	374,588	197,231	(411,004)	—	—	160,815

Commitments and contingencies
Ordinary shares subject to possible redemption, $0.0001 par value, 19,723,106 and 0 shares at redemption value at $10.00 per share at September 30, 2020 and 2019, respectively	—	—				—

Share capital	2,001	1	1		(2)	—
			—	1	(4)
			(3)		(5)
			(2,001)		(6)
Share capital (Company)	—	—	202		(5)	1,128
			926		(6)
Share premium	54,412	—	(54,412)		(6)
Additional paid-in capital	—	17,564	28,835		(2)	461,073
			(26,000)		(3)
				94,999	(4)
			59,910		(5)
			285,765		(6)
Other reserves	39,897	—	—			39,897
Accumulated deficit	(327,344)	(12,566)	(7,455)		(3)	(443,479)
			(60,109)		(5)
		—	(36,005)		(6)
Accumulated other comprehensive loss	(24,421)	—	—			(24,421)
Equity (deficit) attributable to owners of the company	(255,455)	4,999	189,654	95,000		34,198
Non-controlling interest	777	—				777
Total equity	(254,678)	4,999	189,654	95,000		34,975
Total equity and liabilities	359,538	202,375	(221,495)	95,000		435,418

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share amounts)

	Procaps (Historical for the year ended 12/31/20)	Union (Historical for the year ended 09/30/20)	Transaction Accounting Adjustments	Footnote reference	Pro Forma Combined

Net sales	331,467	—	—		331,467
Cost of sales	(140,153)	—	—		(140,153)
Gross profit	191,314	—	—		191,314

Formation and operating costs	—	(867)	—		(867)
Selling and marketing expenses	(69,629)	—	—		(69,629)
Administrative income/(expenses), net	(58,631)	—	(7,455)	(1)	(66,086)
Finance expense	(54,489)	—	(29,994)	(2)	(84,483)
Change in FV of Warrant Liability	—	(13,050)	—		(13,050)
Interest earned on marketable securities held in Trust Account	—	1,368	(1,368)	(3)	—
Other operating income/(expenses), net	(7,716)	—	(72,975)	(4)	(80,691)

Profit (loss) before tax	849	(12,549)	(111,792)		(123,492)
Income tax expense	(11,296)	—	—		(11,296)
Loss for the year	(10,447)	(12,549)	(111,792)		(134,788)

Profit (loss) of the year/period attributable to:
Owners of the Company	(10,447)	(12,549)	(111,792)		(134,788)
Non-controlling interests	—	—	—		—

Other comprehensive income/(loss), net of tax
Items that will not be reclassified to profit or loss:
Remeasurement of net defined benefit liability	(47)	—	—		(47)
Income tax relating to items that will not be reclassified subsequently to profit or loss	16	—	—		16
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(637)	—	—		(637)
Share of other comprehensive income of associates	—	—	—		—
Other comprehensive income/(loss) for the year, net of tax	(668)	—	—		(668)

Total comprehensive loss for the year	(11,115)	(12,549)	(111,792)		(135,456)

Total comprehensive loss for the year attributable to:
Owners of the Company	(11,546)	(12,549)	(111,792)		(135,887)
Non-controlling interests	431				431

Weighted average shares outstanding of ordinary shareholders	2,904,145		(2,904,145)	(5)
Weighted average shares outstanding of redeemable ordinary shares		20,000,000	(20,000,000)	(5)	—
Basic and diluted net income (loss) per share	(3.60)	0.07	n/a		n/a

Weighted average shares outstanding of non - redeemable ordinary shares		5,000,000	101,824,183	(5)	112,824,183
Basic and diluted net income (loss) per share		(2.78)	n/a		(1.19)

See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination

On March 31, 2021, Union, Procaps, the Company and Merger Sub entered into the Business Combination Agreement, and subsequently amended the Business Combination Agreement on September 29, 2021. As a result of the transactions contemplated by the Business Combination Agreement, each of Union and Procaps became direct wholly-owned subsidiaries of the Company and each of the shareholders of Procaps and the shareholders of Union where issued Ordinary Shares, and, in the case of IFC, Ordinary Shares and Redeemable B Shares.

Union also entered into separate Subscription Agreements, each dated March 31, 2021, with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors collectively subscribed for an aggregate of 10,000,000 SPAC Ordinary Shares for an aggregate purchase price of $100,000,000. The PIPE Investment was consummated immediately prior to the closing of the Business Combination, and each SPAC Ordinary Share subscribed for by the PIPE Investors were exchanged for one Ordinary Share, substantially concurrently with the closing of the Business Combination.

On April 16, 2021, in connection with the vote to approve the amendment to the then current amended and restated articles of association of Union to extend the date by which Union was required consummate its initial business combination from April 22, 2021 to October 22, 2021 (the “Extension Amendment”), certain shareholders of Union exercised their right to redeem 6,446,836 SPAC Ordinary Shares for cash at a redemption price of approximately $10.07 per share, for an aggregate redemption amount of approximately $64.9 million.

Prior to the Closing, on September 22, 2021, in connection with the vote to approve the Business Combination Proposal, the Merger Proposal, the Nasdaq Proposal and the Adjournment Proposal at Union’s extraordinary general meeting, certain shareholders of Union exercised their right to redeem 7,657,670 SPAC Ordinary Shares for cash at a redemption price of approximately $10.19 per share, for an aggregate redemption amount of approximately $78.0 million.

Additionally, the Sponsors (Union Group International Holdings Limited and Union Acquisition Associates II, LLC) entered into the Share Forfeiture Agreement, pursuant to which, the Sponsors forfeited a combined 700,000 SPAC Ordinary Shares prior to the consummation of the Business Combination.

Pursuant to the Business Combination Agreement each of the following transactions occurred in the following order:

●	Step 1: Procaps formed the Company, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, which issued 4,000,000 Redeemable A Shares to Procaps. The Company then formed Merger Sub, an exempted company incorporated under the laws of the Cayman Islands.

●	Step 2: The PIPE Investment was consummated and immediately thereafter Merger Sub merged with and into Union, with Union surviving such merger and becoming a direct wholly-owned subsidiary of the Company and, in the context of the Merger, (a) all SPAC Ordinary Shares outstanding were exchanged with the Company for the right to receive Ordinary Shares pursuant to a share capital increase of the Company, (b) each SPAC Warrant will become a Warrant exercisable for Ordinary Shares, on substantially the same terms as the SPAC Warrants, and (c) the Company entered into the Warrant Amendment with Union and Continental, to amend and assume Union’s obligations under the SPAC Warrant Agreement to give effect to the conversion of SPAC Warrants to Warrants.

●	Step 3: Immediately following the consummation of the Merger and prior to the Exchange, the Company redeemed all 4,000,000 Redeemable A Shares held by Procaps as a result of the incorporation of Company at their nominal value.

●	Step 4: Immediately following the consummation of the Merger and the redemption of all the Redeemable A Shares, pursuant to the Exchange Agreements, each of the Procaps Shareholders, effective on the Exchange Effective Time, contributed its respective Procaps Ordinary Shares to the Company in exchange for Ordinary Shares, and, in the case of IFC for Ordinary Shares and 4,500,000 Redeemable B Shares, subscribed for by each such Procaps Shareholder.

●	Step 5: Immediately following the Exchange, the Company redeemed 4,500,000 Redeemable B from IFC for a total purchase price of $45.0 million in accordance with that certain share redemption agreement entered into by and between the Company and IFC on March 31, 2021, and subsequently amended on September 29, 2021.

For more information on the Business Combination, please see the Explanatory Notes section of the Report and section entitled “The Business Combination Agreement” that was included in the proxy statement/registration statement on Form F-4 that was filed by the Company with the SEC on August 17, 2021.

In connection with the consummation of the Business Combination, the Company, the Initial Shareholders and the Procaps Shareholders entered into the Registration Rights and Lock-Up Agreement which provides the Initial Shareholders and the Procaps Shareholders customary demand and piggyback registration rights and subjects certain Ordinary Shares to certain transfer restrictions, including lock- up restrictions.

For more information of the Registration Rights and Lock-Up Agreement, please see the section entitled “Certain Agreements Related to the Business Combination –– Registration Rights and Lock-Up Agreement” that was included in the proxy statement/registration statement on Form F-4 that was filed by the Company with the SEC on August 17, 2021.

On March 31, 2021, concurrently with the execution of the Business Combination Agreement, Union, the Company, Procaps, certain Procaps Shareholders and certain shareholders of Union prior to the consummation of the Business Combination, entered into the Transaction Support Agreement, pursuant to which (i) the Sponsors have agreed to forfeit certain of their SPAC Warrants immediately prior to the Merger and to subject certain of their Ordinary Shares and Warrants to certain restrictions by depositing such securities in an escrow account; and (ii) certain Procaps Shareholders agreed to subject certain of their Ordinary Shares to certain restrictions by depositing such Ordinary Shares in an escrow account.

For more information of the Transaction Support Agreement, please see the section entitled “Certain Agreements Related to the Business Combination –– Transaction Support Agreement” that was included in the proxy statement/registration statement on Form F-4 that was filed by the Company with the SEC on August 17, 2021.

Basis of Presentation

The adjustments presented on the pro forma combined financial statements have been identified and presented to provide an understanding of the Company following the consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Procaps has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combinations and the PIPE Investment.

The pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Company will experience. Procaps and Union have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial statements of Procaps have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the U.S. dollar. The historical financial statements of Union have been prepared in accordance with generally accepted accounting principles as in effect in the United States from time to time (“GAAP”) in its presentation currency of the U.S. dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the Company and no material accounting policy difference is identified in converting Union’s historical financial statements to IFRS. The adjustments presented in the pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Company after giving effect to the Business Combination.

The pro forma condensed combined financial information has been prepared considering (i) the redemption of 6,446,836 SPAC Ordinary Shares and 7,657,670 SPAC Ordinary Shares into cash at a price of approximately $10.07 per share and $10.19 per share, respectively, (ii) the forfeiture of 700,000 SPAC Ordinary Shares by the Sponsors pursuant to the Share Forfeiture Agreement, and (iii) the SPAC Ordinary Shares acquired by the PIPE Investor. The shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are an aggregate of 112.8 million Ordinary Shares issued the Procaps Shareholders and the shareholders of Union.

After the Business Combination, considering all redemptions of SPAC Ordinary Shares for cash and the redemption of 4,500,000 Redeemable B Shares, the Initial Shareholders own approximately 3.8% of the outstanding Ordinary Shares, the Public Shareholders own approximately 5.2% of the outstanding Ordinary Shares, the PIPE Investors own approximately 8.9% of the outstanding Ordinary Shares and the Procaps Shareholders own approximately 82.1% of the outstanding Ordinary Shares, not giving effect to any Ordinary Shares issuable upon the exercise or conversion of Warrants.

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

Accounting for the Business Combination

The Business Combination is accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, Union will be treated as the “acquired” company for financial reporting purposes, and Procaps will be the accounting “acquirer”. This determination was primarily based on the assumption that Procaps’ shareholders will hold a majority of the voting power of the Company, Procaps’ operations will substantially comprise the ongoing operations of the Company, Procaps’ designees are expected to comprise a majority of the governing body of the Company, and Procaps’ senior management will comprise the senior management of the Company. However, Union does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization. The net assets of Union will be stated at historical cost, with no goodwill or other intangible assets recorded. The deemed costs of the shares issued by Procaps, which represents the fair value of the shares that Procaps would have had to issue for the ratio of ownership interest in the Company to be the same as if the Business Combination had taken the legal form of Procaps acquiring shares of Union, in excess of the net assets of Union will be accounted for as stock-based compensation under IFRS 2 Share-based payment.

GAAP to IFRS conversion of Union’s Balance Sheet as of September 30, 2020

Union’s financial statements have been prepared in accordance with GAAP and is converted to IFRS as follow:

As of September 30, 2020 (in thousands of USD)	Before conversion	GAAP conversion	Footnote Reference	After conversion
ASSETS
Current assets:
Cash	956	—		956
Prepaid expenses	96	—		96
Total current assets	1,052	—		1,052
Cash and marketable securities held in Trust Account	201,323	—		201,323
Total assets	202,375	—		202,375

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	145	—		145
Total current liabilities	145	—		145

Warrant Liability	25,500	—		25,500
Other Liabilities		171,731	(a)	171,731
Total Liabilities	25,645	171,731		197,376

Commitments and contingencies
Ordinary shares subject to possible redemption, $0.0001 par value, 19,723,106 and 0 shares at redemption value at $10.00 per share at September 30, 2020 and 2019, respectively	171,731	(171,731)	(a)	—
Ordinary shares, $0.0001 par value, 150,000,000 shares authorized; 5,276,894 and 5,031,250 (1) shares issued and outstanding (excluding 19,723,106 and -0- shares subject to possible redemption) at September 30, 2020 and 2019, respectively	1	—		1
Additional paid-in capital	17,564	—		17,564
Accumulated deficit	(12,566)	—		(12,566)
Total Shareholders’ Equity	4,999	—		4,999
Total liabilities and stockholders’ equity	202,375	—		202,375

(a) To reclassify and present redeemable ordinary shares of Union as other liabilities under IFRS, as shareholders have the right to require Union to redeem the ordinary shares and Union has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020

The pro forma notes and adjustments are as follows:

1.	To reflect the release of cash from marketable securities held in the trust account. Further, the redemption of SPAC Ordinary Shares in connection with the approval of the Extension Amendment and the approval of the Business Combination has been reflected as a reduction of other liabilities.

2.	To reclassify other liabilities related to SPAC Ordinary Shares not subject to redemption to permanent equity at the closing of the Business Combination.

3.	To reflect the estimated payment of an aggregate of $27.2 million that consists of (i) Union’s underwriting fees of $8.0 million, (ii) legal and professional fees incurred by Union and Procaps that are direct and incremental transaction costs related to the Business Combination of $3.4 million and $14.6 million, respectively, and (iii) other legal and professional expenses incurred by Union and Procaps of $0.3 million and $7.3 million, respectively. Union’s underwriting fees and direct, incremental costs related to the Business Combination are reflected as an adjustment to additional paid-in capital. Other expenses are reflected as an adjustment to retained deficit.

4.	To reflect the proceeds received from the PIPE Investment with the corresponding issuance of 10 million SPAC Ordinary Shares, with a nominal value of $0.0001, at $10.00 per share, or $100 million, netted with PIPE fees of $5.0 million.

5.	To eliminate the retained deficit of Union of $14.0 million and to reflect the one for one exchange of SPAC Ordinary Shares for Ordinary Shares, including considering the SPAC Ordinary Shares issued in the PIPE Investment and the forfeiture of certain Sponsor’s SPAC Ordinary Shares, at the closing of the Business Combination. In accordance with IFRS 2, the deemed costs of the shares issued by Procaps in excess of the net assets of Union, which primarily consists of cash and marketable securities held in the Trust Account and certain public and private warrants liabilities, is accounted for as stock-based compensation and reflected as an adjustment to retained deficit. The stock-based compensation is calculated as follow:

		Actual redemption
Fair value of Procaps	<A>	971.3
Equity interest in Procaps that will be issued to shareholders of Union	<B>	17.2%
Equity interest in Procaps of the Procaps Shareholders after the Business Combination, including the Redeemable B Shares	   	82.8%
Deemed costs of shares issued by Procaps	<A>x<B>/   	202.0
Less: SPAC net assets		129.0
Stock-based compensations		73.0

6.	To reflect Procaps shareholders contributing their respective shares of Procaps to the Company in exchange for Ordinary Shares and the issuance of Redeemable B Shares, that were immediately redeemed for $45 million, from IFC. At the closing of the Business Combination, the put options held by IFC and Hoche that allow the two Procaps shareholders to sell their shares to Procaps were terminated, and therefore the financial liabilities that are associated with the put options and the underlying Procaps shares that are recorded in the consolidated statement of financial position of Procaps will be mark-to-market and derecognized.

The fair value of each Ordinary Share issued to IFC and Hoche is assumed at $10.00 per share with a total fair value of $275.3 million and the fair value of the financial liabilities associated with the put options and the underlying Procaps shares are assumed at their respective book carrying values in the consolidated statement of financial position of Procaps for this unaudited pro forma condensed combined balance sheet as of December 31, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 30, 2020

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

1.	To reflect legal and professional fees paid as of the Closing of the Business Combination that are not direct and incremental due to the Business Combination and not accrued for in the consolidated statement of profit or loss and other comprehensive income of Procaps and the statements of operations of Union.

2.	To reflect the elimination of finance expenses recorded in the consolidated statement of profit or loss and other comprehensive income of Procaps for financial liabilities recorded for the put options held by IFC and Hoche, as such put options will be terminated at the closing of the Business Combination. To also reflect the losses for the de-recognition of the financial liabilities that are calculated based on the difference between the total fair value of equity instruments, including Ordinary Shares and Redeemable B Shares, that were issued by the Company to IFC and Hoche and the fair value of the financial liabilities as of October 1, 2020 that would be de-recognized.

The fair value of each Ordinary Share that were issued to IFC and Hoche is assumed at $10.00 per share and the fair value of the financial liabilities associated with the put options and the underlying Procaps shares are assumed at their respective book carrying values in the consolidated statement of financial position of Procaps for this unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020.

3.	To reflect the elimination of interest income on marketable securities held in the trust account.

4.	To reflect the IFRS 2 stock-based compensation expenses for the deemed listing services received by Procaps and the Company from Union, which is the difference between the costs of the shares issued by Procaps in excess of the net assets of Union.

5.	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the Business Combination was closed as of January 1,2020. The pro forma loss per share is calculated based on pro forma net loss divided by the weighted average pro forma basic and diluted number of shares. The pro forma diluted loss per share does not consider the impact of securities other than the ordinary shares as such other securities would be anti-dilutive due to the pro forma net loss position, and thus pro forma basic and diluted loss per share are the same value.